Regency Centers
One Independent Drive
Suite 114
Jacksonville, FL 32202

904 598 7000
RegencyCenters.com

May 13, 2016

VIA EDGAR

Kristi Marrone
Staff Accountant
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Regency Centers Corporation
Form 10-K for the fiscal year ended December 31, 2015
Filed February 18, 2016
File No. 1-12298

Regency Centers, L.P.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 18, 2016
File No. 0-24763

Dear Ms. Marrone:
Regency Centers Corporation and Regency Centers, L.P. (collectively, “the Company” or “Regency”) are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to Ms. Lisa Palmer, Regency’s President and Chief Financial Officer, dated May 6, 2016. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of the Company.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Supplemental Earnings Information, page 45

1.
We note that you present non-GAAP measures, such as same property NOI, NAREIT FFO and Core FFO, on a pro-rata basis. In future filings for each non-GAAP measure presented on a pro-rata basis, in addition to providing a reconciliation to the most directly comparable GAAP measure, please revise your disclosure to address the following:

a. Provide an explanation of the limitations of using the measures;
b. Provide an explanation regarding the process to derive the pro rata amounts included in each of the adjustments;
c. Explicitly disclose that the company does not control the partnerships or have legal claim to the assets, liabilities, revenues or expenses of the partnerships; and

d. Provide an explanation as to the economics of the partnership entities to which the company is entitled under the partnership arrangements.
Also make similar revisions to your future earnings releases and supplemental materials filed on Form 8-K, where non-GAAP measures are presented on a pro-rata basis, as appropriate.
Response:
In future filings, we will provide an introduction within our Form 10-Q, Form 10-K, our earnings releases, and supplemental materials filed on Form 8-K that will include the explanatory and cautionary language below.
We provide certain non-GAAP performance measures on a pro-rata basis, in addition to the required GAAP presentations, because we believe they assist investors and analysts in estimating the economic interest in our portfolio of real estate, regardless of financing decisions. The Company manages its entire real estate portfolio consistently, without regard to ownership structure, although certain decisions impacting those properties owned through partnerships require approval from the Company's venture partners.
The pro-rata adjustments are prepared on a consistent basis as the comparable consolidated amounts and are intended to more accurately reflect our proportionate economic interest in the operating results of properties in our portfolio.

•
The amounts referred to as consolidated are prepared on a basis consistent with the Company's consolidated financial statements as filed with the SEC on the most recent Form 10-Q or 10-K, as applicable.

•
The amounts referred to as pro-rata include Regency’s pro-rata share of unconsolidated investment partnerships and the pro-rata share of the consolidated amounts that are attributable to noncontrolling interests. Regency’s pro-rata share of unconsolidated investment partnerships represents our ownership interest in our unconsolidated (equity method) investments in real estate partnerships and were derived on a partnership by partnership basis by applying to each financial statement line item our ownership percentage interest that was used to arrive at our share of investments in real estate partnerships and equity in income or loss of investments in real estate partnerships during the period when applying the equity method of accounting to each of our unconsolidated co-investment partnerships. We similarly compute and adjust for the pro-rata share of the consolidated amounts attributable to noncontrolling interests (which represents the limited partners’ interests in consolidated partnerships attributable to each financial statement line item).

We do not control the unconsolidated investment partnerships, and the presentations of the assets and liabilities, and revenues and expenses do not represent our legal claim to such items. Each partner is entitled to profit or loss allocations and distributions of cash flows according to the operating agreements, which generally provide for such allocations according to members’ invested capital, which correlates with the ownership interest we use to prepare our pro-rata balance sheets and statements of operations.
The presentation of pro-rata amounts has limitations which include, but are not limited to, the following:

•
The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting or allocating noncontrolling interests, and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•	Other companies in our industry may calculate their pro-rata interest differently, limiting the usefulness as a comparative measure.

Because of these limitations, the pro-rata financial information should not be considered independently or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP financial statements, using the pro-rata financial information as a supplement.

Reconciliation of Same Property NOI to Nearest GAAP Measure, page 46

2.
We note your definition of NOI on page 4, which includes straight-line rental income, above and below market rent amortization, banking charges and other fees. However, we note that the pro rata NOI calculation presented on page 46 has an adjustment to back them out. Please advise. In your response, please address why you believe it would be meaningful to investors to present a measure of portfolio-wide NOI that includes these items, while presenting a measure of same property NOI that excludes the measures.

Response
Our calculation of NOI does not include straight-line rental income, above and below market rent amortization, banking charges and other fees. In future filings, we will present the definition below which more clearly defines NOI on page 4 to explicitly state it does not include straight-line rental income, above and below market rent amortization and other fees. Portfolio-wide NOI and same property NOI are calculated in the same manner and the definitions disclosed should be consistent.

•
Net Operating Income ("NOI") is calculated as minimum rent, percentage rent, and recoveries from tenants and other income, less operating and maintenance, real estate taxes, and provision for doubtful accounts. NOI excludes straight-line rental income, above and below market rent amortization and other fees.

* * * * * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you should have any additional questions, please contact me at (904) 598-7608.
Sincerely,

/s/ J. Christian Leavitt
J. Christian Leavitt
Senior Vice President and Treasurer
(Principal Accounting Officer)

cc:     Lisa Palmer, President and Chief Financial Officer
Michael B. Kirwan, Esq.